March 25, 2025

Dongjian Xie
Chief Executive Officer
Delixy Holdings Ltd
883 North Bridge Road
#04-01 Southbank
Singapore 198785

       Re: Delixy Holdings Ltd
           Amendment No. 6 to Registration Statement on Form F-1
           Filed March 19, 2025
           File No. 333-283248
Dear Dongjian Xie:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 6 to Registration Statement on Form F-1 filed March 19, 2025
Exhibit Index, page II-4

1. Please obtain and file an updated consent from your independent registered public accounting firm (i.e., Exhibit 23.1).
 March 25, 2025
Page 2

       Please contact James Giugliano at 202-551-3319 or Suying Li at 202-551-3335 if you
have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Jason Ye